Pampa Energía, an independent energy company with active participation in the Argentine oil, gas and electricity, announces the results for the quarter ended on March 31, 2026.

Stock information

Buenos Aires, May 6, 2026

Basis of presentation

Pampa reports its financial information in US$, its functional currency. For local currency equivalents, transactional FX is applied. However, Transener and TGS’s figures are adjusted for inflation as of March 31, 2026, and converted to US$ using the period-end FX rate. Previously reported figures remained unchanged.

Q1 26 main results[1]

Sales reached US$573 million in Q1 26[2], up 38% year-on-year, driven primarily by higher shale oil production at Rincón de Aranda and the WEM’s new power generation framework, which led to stronger spot prices and increased gas sales to our thermal power plants. Lower crude oil prices and volumes sold under the Plan Gas GSA partially offset these effects.

The Q1 26 reflected sustained expansion in shale oil production at Rincón de Aranda, together with higher gas sales, supported by the vertical integration with the power generation business.

Note: * Price net of export duty and quality/logistic discounts.

Adjusted EBITDA[3] totaled US$325 million in Q1 26, a 48% year-on-year increase, reflecting higher shale oil contributions, stronger spot margins in power generation, and growth in gas sales, offset by lower realized crude oil prices due to hedging.

Net income attributable to shareholders was US$214 million, 40% higher than Q1 25, driven by stronger operating margins and a higher recognition of a non-cash deferred income tax credit, as inflation outpaced the AR$ devaluation. These effects were partially offset by the recovery of a customs contingency recorded in Q1 25.

Net debt stood at US$1.2 billion as of March 2026, vs. US$801 million as of December 2025, reflecting higher capital expenditures and increased collateral requirements due to oil hedging.

Buenos Aires Stock Exchange Ticker: PAMP
New York Stock Exchange Ticker: PAM 1 ADS = 25 common shares

Share capital as of
May 5, 2026
1,343.6 million common shares/ 53.7 million ADS

Market capitalization
AR$6.3 trillion/US$4.23 billion

Information about the videoconference

Date and time
Thursday, May 7
10 AM Eastern Standard Time
11 AM Buenos Aires Time

Access link bit.ly/Pampa1Q2026VC

For further information about Pampa

Email
investor@pampa.com

Website for investors
ri.pampa.com/en

Argentina’s Securities and Exchange Commission
www.argentina.gob.ar/cnv

US Securities and
Exchange Commission
sec.gov

1 The information is based on FS prepared according to IFRS in force in Argentina.

2 Sales from the affiliates CTBSA, Transener and TGS are excluded, shown as ‘Results for participation in joint businesses and associates.’

3 Consolidated adjusted EBITDA represents the flows before financial items, income tax, depreciations and amortizations, extraordinary and non-cash income and expense, equity income, and includes affiliates’ EBITDA at our ownership.

Earnings Release Q1 26 ● 1

1.	Relevant events
1.1	Urea Project: application to RIGI

On April 21, 2026, Fértil Pampa S.A.U., a wholly-owned subsidiary of Pampa, filed the application to adhere to the RIGI for the construction, operation, and management of a complex located in Bahía Blanca. The facility is designed to produce granular urea, ammonia, and other fertilizers.

The project, currently in the final stage of feasibility assessment, aligns with our strategy to integrate and monetize our natural gas resources by expanding their use toward higher-value-added products. The urea plant is expected to receive gas from our Neuquina Basin blocks and to reach an annual production capacity of 2.1 million tons starting in 2030. The estimated investment amounts to approximately US$2.4 billion.

1.2	Oil and gas

Rincón de Aranda: application to RIGI

On March 9, 2026, under the RIGI framework for greenfield hydrocarbon projects (DNU No. 105/26), Pampa applied to include the development of Rincón de Aranda as a strategic long-term export project. The initiative enables the development of the northern area of Rincón de Aranda, accelerating production ramp-up, reaching the plateau more quickly, and sustaining it for a longer period. The application contemplates the development of new shale oil wells and the construction of associated infrastructure, with an estimated investment of US$4.5 billion.

SESA: San Matías Pipeline Project

San Matías Pipeline S.A. was incorporated, with Pampa holding a 20% equity interest to support the FLNG project led by SESA, which includes the chartering and mooring of two liquefaction vessels in San Matías Gulf. The company will be responsible for the construction and operation of the dedicated gas pipeline to transport gas from Neuquina Basin to San Matías Gulf, in Río Negro, supplying the liquefaction units. The pipeline is expected to have a 36-inch diameter, approximately 470 km in length, and reach a transportation capacity of up to 28 mcmpd.

Pass-through of Plan Gas contracts with ENARSA

On March 5, 2026, the SE extended by an additional 180 days the deadline for producers to reassign Plan Gas GSAs with ENARSA to distribution companies and CAMMESA (Res. SE No. 54/26). Distributors must adhere within the same timeframe. ENARGAS, together with ENARSA, will define and oversee the implementation process and volume allocation.

Changes in the energy subsidies scheme

On March 2, 2026, ENARGAS defined the new Targeted Energy Subsidies regime, which replaces the income-based segmentation scheme in force since 2022 with a simplified binary system, effective February 2026 (Res. ENARGAS No. 101/26 and DNU No. 943/25).

Under the new scheme, eligible households receive a 50% discount on electricity costs, applicable to up to 300 kWh of monthly consumption between December and February (summer) and up to 150 kWh for the rest of the year. For gas, the 50% discount applies to baseline consumption from April to September, the peak-demand period.

In addition, eligibility criteria were redefined. Only households with declared net income at or lower than three INDEC basic baskets qualify. The regime maintains the existing mechanism for natural gas producers, who continue to receive compensation, deducted from distributors’ billing.

Earnings Release Q1 26 ● 2

1.3	Generation

Award of capacity in the GPM expansion and final sections

As part of the expansions of the GPM and final sections to the Buenos Aires Metro Area for 12 mcmpd, on April 15, TGS awarded the tender’s first tranche, corresponding to 40% of said incremental capacity. The awarded shippers will execute 35-year take-or-pay agreements, beginning with the expansion’s commissioning, expected in winter 2027 and a tariff prepayment over the first 15 years, payable in four installments, with final maturity in April 2027.

Within this tender, Pampa was awarded 3.2 mcmpd, representing 27% of the additional capacity allocated to the Buenos Aires metro area. The associated prepayment amounts to approximately US$330 million. Participation in this gas pipeline expansion is underpinned by a clear economic rationale. Under the new WEM framework established by Res. SE No. 400/25, electricity generated using gas transported through new infrastructure —such as the GPM/final sections expansion— captures the full dispatch margin when sold in the spot market (FRA = 1). In addition to securing additional natural gas supply from our upstream operations, this framework enhances the profitability of our generation assets, particularly our CCGTs.

On June 3, 2026, TGS will receive the shippers’ requests for the tender’s second tranche, corresponding to the remaining 7.2 mcmpd, with gas distribution companies given priority.

Bidding process for battery storage - AlmaSADI

The SE launched an open national and international call for bids for electricity storage projects based on Battery Energy Storage Systems (BESS) (Res. SE No. 50/26). The process contemplates the award of up to 700 MW of capacity, distributed across regions and nodes defined by CAMMESA.

Awarded projects will enter into PPAs with CAMMESA for up to 15 years. The fixed remuneration for available storage capacity will be determined by the generator’s bid price, capped at US$12,500/MW-month, plus a variable remuneration for energy delivered when required by CAMMESA, at US$10/MWh until 2037 and thereafter the spot price. In addition, the PPAs include a US$20/MWh consumption charge, calculated as the difference between the energy demanded and the energy delivered, as well as penalties for unavailability.

Bids are due on May 27, 2026, with awards expected on July 8. Pampa is assessing its participation in the tender.

Expiration of HINISA’s concession

On April 15, 2026, the Province of Mendoza, in the context of preparing the tender documents for the new concession and to provide certainty to potential bidders, requested HINISA to assign the insurance receivables related to the January 2025 incident to Hidroelectricidad Mendocina S.A., the future owner of HINISA’s assets. The transfer of the insurance rights referred to the damage was approved on April 22, 2026.

1.4	Transener and TGS

Latest tariff updates

Applicable as of:	Transener/Transba		TGS
	Increase	Resolution	Increase	Resolution
January 2026	1.9%	ENRE No. 823 and 824/25	2.4%	ENARGAS No. 1,000/25
February 2026	2.5%	ENRE No. 28 and 29/26	2.9%	ENARGAS No. 32/26
March 2026	2.1%	ENRE No. 110 and 111/26	2.5%	ENARGAS No. 77/26
April 2026	1.6%	ENRE No. 180 and 181/26	2.7%	ENARGAS No. 361/26
May 2026	2.3%	ENRE No. 225 and 226/26	4.2%	ENARGAS No. 448/26

Earnings Release Q1 26 ● 3

Changes in the natural gas transportation system

On January 26, 2026, the National Government extended the emergency for the natural gas transportation and distribution segments through December 31, 2027 (DNU No. 49/26). Within this framework, the SE terminated ENARSA’s firm gas transportation contracts with CAMMESA and TGS, discontinued the Transport.Ar Domestic Production program (Res. SE No. 67/22), and repealed the exceptional export regime established by DNU No. 689/02.

In addition, a new remuneration scheme for gas transportation was introduced to better reflect underlying system costs and promote private investment in infrastructure, while maintaining the regulatory income set in the five-year tariff review (RQT). The new framework incorporates capacity reallocation, updated contractual terms and regulations, and revised tariff schedules aligned with the new system. On April 14, 2026, ENARGAS completed the reorganization process, with an initial impact on TGS’s monthly revenues broadly neutral (Res. ENARGAS No. 409/26).

Expansion of the power transmission grid through public work concessions

On April 7, 2026, the SE introduced changes applicable to the regulatory framework for expanding the power transmission grid through public works concessions, incorporating the associated receivables into the WEM payment system.

The new framework applies exclusively to expansions previously designated by the PEN under Law No. 17,520. The works will be awarded through public tenders, although they may be promoted through private initiative (Res. No. 83/26).

The remuneration scheme will be defined in the tender documents and will include remuneration to repay the investment, and an operation and maintenance fee set by the ENRE, pursuant to the independent transmission regime. Such remuneration may be financed through charges to WEM beneficiary users, subject to ENRE’s review, public hearings and final approval by the SE.

1.5	Annual Shareholders’ Meeting: Board changes and share cancellation

On April 7, 2026, Pampa’s Shareholders approved the re-election of Gustavo Mariani and Ricardo Alejandro Torres as directors, and María Agustina Montes and Horacio Jorge Tomás Turri as alternate directors, all in executive roles. Additionally, the Shareholders’ Meeting approved the appointment of Nicolás Aguzín as an independent director, replacing Silvana Wasersztrom. All terms will run for three fiscal years, until December 31, 2028.

Furthermore, the Assembly approved the cancellation of 19.9 million shares (equivalent to 0.8 million ADRs), effective April 22, 2026. As of today, Pampa’s outstanding share capital amounts to 1,343,600,101 ordinary shares, equivalent to 53,744,004 ADRs.

Earnings Release Q1 26 ● 4

2.	Analysis of Q1 26 results
Breakdown by segment In US$ million	Q1 26			Q1 25			Variation
	Sales	Adjusted EBITDA	Net Income	Sales	Adjusted EBITDA	Net Income	Sales	Adjusted EBITDA	Net Income

Oil and Gas	247	104	105	146	41	(49)	+69%	+155%	NA
Power generation	279	144	88	195	130	124	+43%	+11%	-29%
Petrochemicals	88	(0)	(8)	92	(4)	42	-4%	-90%	NA
Holding, transport and others	8	77	29	7	53	36	+14%	+45%	-19%
Eliminations	(49)	-	-	(26)	-	-	+88%	NA	NA

Total	573	325	214	414	220	153	+38%	+48%	+40%

Note: Net income is attributable to the Company’s shareholders.

Reconciliation of adjusted EBITDA, in US$ million	First quarter
	2026	2025
Consolidated operating income	178	121
Consolidated depreciations and amortizations	122	84
Reporting EBITDA	300	205

Adjustments from oil and gas segment	(9)	(2)
Adjustments from generation segment	(8)	1
Adjustments from petrochemicals segment	3	(17)
Adjustments from holding, transport & others segment	39	33

Consolidated adjusted EBITDA	325	220
At our ownership	322	219

Earnings Release Q1 26 ● 5

2.1	Analysis of the oil and gas segment
Oil & gas segment, consolidated Figures in US$ million	First quarter
	2026	2025	∆%
Sales revenue	247	146	+69%
Domestic sales	160	120	+33%
Foreign market sales	87	26	+235%
Cost of sales	(178)	(118)	+51%

Gross profit	69	28	+146%

Selling expenses	(22)	(17)	+29%
Administrative expenses	(21)	(21)	-
Other operating income	2	4	-50%
Other operating expenses	(3)	(3)	-
Impairment of financial assets	(1)	-	NA
Impairment of inventories	(1)	-	NA
Results for participation in joint businesses	3	-	NA

Operating income	26	(9)	NA

Finance costs	(25)	(25)	-
Other financial results	10	(4)	NA
Financial results, net	(15)	(29)	-48%

Loss before tax	11	(38)	NA

Income tax	94	(11)	NA

Net (loss)/income for the period	105	(49)	NA

Adjusted EBITDA	104	41	+155%

Increases in PPE and right-of-use assets	196	147	+33%
Depreciation and amortization	87	52	+67%
Lifting cost	56	45	+23%
Lifting cost per boe	6.1	6.9	-11%

Sales in the oil and gas segment rose 69% year-on-year, driven by the ramp-up in crude oil production at Rincón de Aranda and increased gas sales to Chile, industries and our CCGTs under the new WEM normalization guidelines, which, since November 2025, allow thermal units without PPAs with CAMMESA to procure their own fuel. Lower sales under the Plan Gas GSA, particularly with CAMMESA, due to the pass-through of contracts, and lower realized crude oil and gas export prices partially offset said effects.

Regarding operational performance, total production reached a quarterly record high of 100.6 kboepd in Q1 26, +38% vs. Q1 25, driven by higher shale oil output at Rincón de Aranda and increased gas demand for self-supply at CTLL and CTGEBA, which are highly dispatched CCGTs. Compared to Q4 25, the 24% increase in production was driven by gas self-supply for power generation, which began in December 2025.

Gas production was 13.8 mcmpd (+17% vs. Q1 25, +28% vs. Q4 25). Operated blocks El Mangrullo and Sierra Chata accounted for 88% of total production, each contributing 6.1 mcmpd. At El Mangrullo, production dropped 7% vs. Q1 25 but grew 22% sequentially, driven by higher demand without new wells tied in since July 2025. Sierra Chata production increased by 70% vs. Q1 25 and 50% vs. Q4 25, driven by 4 new wells brought online during Q4 25. Associated gas from Rincón de Aranda contributed 0.1 mcmpd
(-27% vs. Q4 25).

In non-operated areas, Río Neuquén produced 1.2 mcmpd (-18% vs. Q1 25, +5% vs. Q4 25), while 0.3 mcmpd was jointly contributed by Rincón del Mangrullo (-16% vs. Q1 25, -8% vs. Q4 25) and Aguaragüe (-20% vs. Q1 25, + 2% vs. Q4 25), both continuing their natural decline.

Earnings Release Q1 26 ● 6

Oil and gas' key performance indicators	2026			2025			Variation
	Oil	Gas	Total	Oil	Gas	Total	Oil	Gas	Total
First quarter
Volume
Production
In thousand m3/day	3.1	13,788		0.5	11,810		+502%	+17%	+38%
In million cubic feet/day		487			417
In thousand boe/day	19.5	81.2	100.6	3.2	69.5	72.7
Sales
In thousand m3/day	3.2	13,663		0.6	11,886		+460%	+15%	+37%
In million cubic feet/day		482			420
In thousand boe/day	20.3	80.4	100.8	3.6	70.0	73.6

Average Price
In US$/bbl	58.2			68.4			-15%	-4%
In US$/MBTU		2.9			3.0

Note: Net production in Argentina. Gas volume standardized at 9,300 kCal. Oil price is net of export duty and quality/logistic discounts. Production as of March 2025 includes 1.3 kbpd of crude produced at El Tordillo and La Tapera-Puesto Quiroga, blocks transferred to Crown Point Energía S.A. in October 2025.

The gas price averaged US$2.9 per MBTU in Q1 26, -4% vs. Q1 25, due to lower export prices, partially offset by higher prices to retail demand, where tariff adjustments outpaced the AR$ devaluation. Prices remained broadly stable compared to Q4 25, reflecting similar seasonal conditions.

Regarding gas deliveries by customer type, during Q1 26, 24% of gas sales were allocated to thermal dispatch for CAMMESA (vs. 61% in Q1 25) and 23% to retail distributors (flat vs. Q1 25). Together, these segments accounted for 47% of volume sold under the Plan Gas, significantly reduced by the pass-through of GSAs to our power plants. As a result, intercompany consumption increased significantly to 32% of total sales (vs. 2% in Q1 25), mainly driven by fuel self-procurement for generation at CTLL and CTGEBA, and, to a lesser extent, by our petrochemical operations. The remaining 21% was split between the industrial/spot market (10% vs. 8% in Q1 25) and exports (11% vs. 8% in Q1 25).

Oil production reached 19.5 kbpd in Q1 26 (6x vs. Q1 25, +8% vs. Q4 25), driven by the acceleration at Rincón de Aranda, which averaged 18.2 kbpd in Q1 26 (+17.4 kbpd vs. Q1 25, +7% vs. Q4 25), supported by 43 producing wells (vs. 6 in Q1 25 and 28 in Q4 25). The divestments at El Tordillo and La Tapera-Puesto Quiroga in October 2025 partially offset these effects (-1.3 kbpd vs. Q1 25).

The average oil price, net of export duty and commercial discounts, averaged US$58.2 per barrel (-15% vs. Q1 25, -4% vs. Q4 25), impacted by the Brent hedge over Rincón de Aranda’s production. Without the hedge, the realized price would have been US$69.5 per barrel, resulting in approximately US$21 million of additional revenue. Exports accounted for 55% of total volume sold in Q1 26 (29% in Q1 25 and 48% in Q4 25).

The lifting cost4 totaled US$56 million in Q1 26, +23% vs. Q1 25, explained by higher treatment costs, the expansion of temporary facilities at Rincón de Aranda and increased gas conditioning costs. These increases were partially offset by lower maintenance and labor costs, following the divestment in non-operated conventional oil assets. Quarter-on-quarter, the 7% improvement in costs reflects the divestments mentioned earlier and, to a lesser extent, stable treatment costs. The lifting cost per boe decreased to US$6.1/boe produced (-11% vs. Q1 25 and -23% vs. Q4 25), as a result of the growth in Rincón de Aranda’s production and increasing vertical integration with the power generation business.

Excluding depreciation, amortization, and lifting costs, other operating costs totaled US$78 million (+33% vs. Q1 25, +28% vs. Q4 25), mainly due to higher royalties and transportation costs linked to increased production levels.

4 It only considers maintenance, treatment, internal transportation, wellhead staff and the TPF rental costs at Rincón de Aranda, which under IFRS it is recorded as Leases, accruing amortization on rights-of-use in the cost of sales. Lifting cost does not include amortizations and depreciations.

Earnings Release Q1 26 ● 7

Other operating income and expenses decreased by US$2 million vs. Q1 25, explained by lower income from Plan Gas compensation net of royalties, as retail prices are catching up to the GSA price following the tariff adjustments. Compared to Q4 25, it also decreased by US$2 million, due to lower income from Plan Gas compensation, partially offset by lower environmental provisions.

Financial results in Q1 26 improved to a net loss of US$15 million (-48% vs. Q1 25, -56% vs. Q4 25), as a slower pace of devaluation reduced FX losses on the segment’s net monetary asset position in AR$.

Reconciliation of adjusted EBITDA from oil & gas, in US$ million	First quarter
	2026	2025
Consolidated operating income	26	(9)
Consolidated depreciations and amortizations	87	52
Reporting EBITDA	113	43

Deletion of inventories' impairment	1	-
Deletion of gain from commercial interests	(2)	(2)
Deletion of SESA's equity income	(3)	-
Reclassification of TPF lease as lifting cost	(5)	-

Adjusted EBITDA from oil & gas	104	41

Our oil and gas adjusted EBITDA amounted to US$104 million in Q1 26, +155% vs. Q1 25, mainly driven by the shale oil ramp-up production at Rincón de Aranda, higher gas sales resulting from gradual vertical integration with power generation, and growth in exports and industrial sales. These effects were partially offset by lower realized oil prices and higher royalties, transport and treatment costs, particularly from crude oil, associated with increased production. The 36% quarter-on-quarter increase is attributable to higher gas exports, self-procurement for power generation and, to a lesser extent, Rincón de Aranda’s production. The adjusted EBITDA excludes extraordinary and non-cash income and expenses, overdue commercial interests, and equity income from affiliates, and includes a US$5 million reclassification to lifting costs on the TPF lease at Rincón de Aranda, which under IFRS is recognized as a capital expenditure.

Capital expenditures amounted to US$196 million (+33% vs. Q1 25, but -39% vs. Q4 25), with 83% allocated to the development of Rincón de Aranda.

Earnings Release Q1 26 ● 8

2.2	Analysis of the power generation segment
Power generation segment, consolidated Figures in US$ million	First quarter
	2026	2025	∆%
Sales revenue	279	195	+43%
Cost of sales	(170)	(103)	+65%

Gross profit	109	92	+18%

Selling expenses	(1)	(1)	-
Administrative expenses	(11)	(11)	-
Other operating income	4	6	-33%
Other operating expenses	(5)	(1)	NA
Results for participation in joint businesses	21	13	+62%

Operating income	117	98	+19%

Finance income	4	6	-33%
Finance costs	(9)	(12)	-25%
Other financial results	20	31	-35%
Financial results, net	15	25	-40%

Profit before tax	132	123	+7%

Income tax	(42)	2	NA

Net income for the period	90	125	-28%
Attributable to owners of the Company	88	124	-29%
Attributable to non-controlling interests	2	1	+100%

Adjusted EBITDA	144	130	+11%
Adjusted EBITDA at our share ownership	141	129	+10%

Increases in PPE and right-of-use assets	2	9	-78%
Depreciation and amortization	35	31	+13%

In Q1 26, power generation sales grew 43% year-on-year, driven by higher spot remuneration for our thermal units following the implementation of the new WEM framework in November 2025. This increase was partially offset by lower fuel recognition due to the reassignment of the Plan Gas GSAs and by the outage of CTLL’s GT04, sold under a PPA, since mid-January 2026. Compared to Q4 25, sales increased 35% due to higher spot energy prices and greater B2B sales in the MAT from CTLL, HINISA and CTGEBA.

Within the spot segment, capacity payments for CCGTs decreased to US$5.4 thousand per MW-month (-8% vs. Q1 25, but +21% vs. Q4 25). Moreover, GT and ST peakers averaged US$7.6 thousand per MW-month (+8% vs. Q1 25, +30% vs. Q4 25), supported by higher income at CPB, driven by its ability to operate on alternative fuels. Hydros averaged US$2.3 thousand per MW-month (-3% vs. Q1 25, +10% vs. Q4 25).

Regarding operational performance, operated power generation decreased slightly by 4% year-on-year, in line with the national grid’s performance. Lower generation is explained by decreased hydro output, the continued outage at HINISA (-168 GWh), lower dispatch at CTG (-88 GWh), programmed maintenance at CTEB (-82 GWh), and the CTLL’s GT04 outage mentioned earlier (-64 GWh). These effects were partially offset by higher thermal demand at CPB (+187 GWh) and CTIW (+29 GWh). Compared with Q4 25, dispatch rose 16%, driven mainly by CTGEBA and CPB.

The average availability of Pampa’s operated units reached 89.9% in Q1 26 vs. 93.4% in Q1 25 (-350 basis points), reflecting forced outages at HINISA and CTLL’s GT04 since January 2026, as well as the programmed overhaul at CTEB. Thermal availability dropped 468 basis points to 91.1% in Q1 26. In Q4 25, total and thermal availability stood at 91.3% and 93.2%, respectively.

Earnings Release Q1 26 ● 9

Power generation's key performance indicators	2026				2025				Variation
	Wind	Hydro	Thermal	Total	Wind	Hydro	Thermal	Total	Wind	Hydro	Thermal	Total
Installed capacity (MW)	427	938	4,107	5,472	427	938	4,107	5,472	-	-	-	-
Contracted capacity (MW)	427	33	1,315	1,775	427	-	1,343	1,769	+0%	na	-2%	+0%
Market share (%)	1.0%	2.1%	9.2%	12.3%	1.0%	2.1%	9.3%	12.4%	-0%	-0%	-0%	-0%

First quarter
Net generation (GWh)	438	316	4,983	5,738	418	485	5,048	5,951	+5%	-35%	-1%	-4%
Volume sold (GWh)	435	316	5,089	5,839	420	485	5,259	6,163	+4%	-35%	-3%	-5%

Average price (US$/MWh)	67	34	58	57	70	19	36	37	-4%	+80%	+60%	+54%
Average gross margin (US$/MWh)	56	21	28	29	51	10	24	25	+10%	+115%	+16%	+20%

Note: Gross margin before amortization and depreciation. It includes CTEB (co-operated by Pampa, 50% equity stake).

Excluding depreciation and amortization, operating costs increased 75% year-on-year to US$147 million in Q1 26, mainly due to higher gas purchases from our E&P to supply our thermal power plants and, to a lesser extent, increased maintenance costs. Lower labor, transportation, materials, and insurance expenses partially offset these effects. Compared to Q4 25, operating costs increased 29% due to higher gas purchases for self-procurement, partially offset by lower labor, materials and insurance costs.

Other net operating income and expenses posted US$1 million loss vs. US$5 million profit in Q1 25, driven by lower insurance recoveries net of repair costs.

Financial results in Q1 26 recorded a net profit of US$15 million, -40% vs. Q1 25, explained by lower income from holding financial assets, partially offset by FX gains from a softer AR$ devaluation, which impacted the net monetary asset position in that currency.

Reconciliation of adjusted EBITDA from power generation, in US$ million	First quarter
	2026	2025
Consolidated operating income	117	98
Consolidated depreciations and amortizations	35	31
Reporting EBITDA	152	129

Deletion of CTEB's equity income	(21)	(13)
Deletion of commercial interests to CAMMESA	(2)	(1)
Deletion of provision in hydros	-	0
CTEB's EBITDA, at our 50% ownership	14	14

Adjusted EBITDA from power generation	144	130

Adjusted EBITDA for the power generation segment was US$144 million in Q1 26, +11% vs. Q1 25 and +30% vs. Q4 25, supported by stronger spot margins from our thermal units under the new WEM regulatory scheme. Adjusted EBITDA excludes non-operating, extraordinary and non-cash items and considers CTEB’s 50% ownership, which contributed US$14 million in Q1 26 (similar to Q1 25, -3% vs. Q4 25).

Capital expenditures, excluding CTEB, totaled US$2 million in Q1 26, down from US$9 million in Q1 25, mainly allocated to maintenance activities.

Earnings Release Q1 26 ● 10

2.3	Analysis of the petrochemicals segment
Petrochemicals segment, consolidated Figures in US$ million	First quarter
	2026	2025	∆%
Sales revenue	88	92	-4%
Domestic sales	53	57	-7%
Foreign market sales	35	35	-
Cost of sales	(81)	(90)	-10%

Gross profit	7	2	+250%

Selling expenses	(3)	(3)	-
Administrative expenses	(2)	(2)	-
Other operating income	-	19	-100%
Other operating expenses	(5)	(4)	+25%

Operating income	(3)	12	NA

Finance income	-	27	-100%
Other financial results	(9)	(1)	NA
Financial results, net	(9)	26	NA

Profit before tax	(12)	38	NA

Income tax	4	4	-

Net income for the period	(8)	42	NA

Adjusted EBITDA	(0)	(4)	-90%

Increases in PPE	-	3	-100%
Depreciation and amortization	-	1	-100%

Reconciliation of adjusted EBITDA from petrochemicals, in US$ million	First quarter
	2026	2025
Consolidated operating income	(3)	12
Consolidated depreciations and amortizations	-	1
Reporting EBITDA	(3)	13

Deletion of project-related expenses	3	-
Deletion of gain from commercial interests	(0)	-
Deletion of contingencies adjustment	-	(17)

Adjusted EBITDA from petrochemicals	(0)	(4)

The adjusted EBITDA for the petrochemicals segment was breakeven in Q1 26, compared to a US$4 million loss in Q1 25, driven by higher margins at the Reformer, supported by a wider spread over local virgin naphtha prices, and lower operating expenses. These effects were partially offset by the US$2 million extraordinary gain recorded in Q1 25 from export settlements at a differential FX. Compared to Q4 25, adjusted EBITDA posted a slight decline due to higher idle capacity.

Total volume sold reached 83 thousand tons, slightly below the 84 thousand tons in Q1 25, due to lower sales of octane base and naphtha exports and, to a lesser extent, weaker SBR domestic demand. These effects were partially offset by higher styrene and polystyrene demand, as well as increased SBR and solvent exports. The 35% quarter-on-quarter reduction is attributable to the 35-day programmed overhaul at the Reformer during Q1 26.

Financial results recorded a net loss of US$9 million (-US$35 million vs. Q1 25 and -US$8 million vs. Q4 25), due to the interest recovery recorded in Q1 25 related to customs contingencies. In addition, higher losses from gasoline price hedging were recorded, driven by rising reference prices in March 2026, and, to a lesser extent, FX losses resulting from a softer AR$ devaluation over the net monetary liability position in that currency.

Earnings Release Q1 26 ● 11

Petrochemicals' key performance indicators	Products			Total
	Styrene & polystyrene[1]	SBR	Reforming & others
First quarter
Volume sold Q1 26 (thousand ton)	22	11	50	83
Volume sold Q1 25 (thousand ton)	19	11	54	84
Variation Q1 26 vs. Q1 25	+15%	+5%	-7%	-0%

Average price Q1 26 (US$/ton)	1,442	1,460	788	1,055
Average price Q1 25 (US$/ton)	1,539	1,764	799	1,095
Variation Q1 26 vs. Q1 25	-6%	-17%	-1%	-4%

Note: 1 Includes Propylene.

2.4	Analysis of the holding, transport and others segment
Holding, transport and others segment, consolidated Figures in US$ million	First quarter
	2026	2025	∆%
Sales revenue	8	7	+14%

Gross profit	8	7	+14%

Administrative expenses	(10)	(9)	+11%
Other operating income	3	3	-
Other operating expenses	(6)	(14)	-57%
Results for participation in joint businesses	43	33	+30%

Operating income	38	20	+90%

Finance costs	(5)	(4)	+25%
Other financial results	(14)	11	NA
Financial results, net	(19)	7	NA

Profit before tax	19	27	-30%

Income tax	10	9	+11%

Net income for the period	29	36	-19%

Adjusted EBITDA	77	53	+45%

Increases in PPE	0	2	-85%

In the holding, transport and others segment, excluding equity income from affiliates, operating margin recorded a loss of US$5 million in Q1 26, -62% vs. Q1 25 and -75% vs. Q4 25. Lower provisions for contingencies and higher fee income mainly explain the improvement.

Financial results in Q1 26 recorded a US$19 million net loss (-US$26 million vs. Q1 25, -US$25 million vs. Q4 25), due to FX losses resulting from a softer AR$ devaluation, which impacted the net monetary liability position in that currency.

Reconciliation of adjusted EBITDA from holding, transport and others, in US$ million	First quarter
	2026	2025
Consolidated operating income	38	20
Consolidated depreciations and amortizations	-	-
Reporting EBITDA	38	20

Deletion of equity income	(43)	(33)
Deletion of arbitration costs in OCP	-	8
TGS's EBITDA adjusted by ownership	60	46
Transener's EBITDA adjusted by ownership	23	13

Adjusted EBITDA from holding and others	77	53

Earnings Release Q1 26 ● 12

The adjusted EBITDA for the segment, which excludes non-operating, non-recurring, and non-cash items and includes EBITDA adjusted for equity ownership in TGS and Transener, reached US$77 million profit in Q1 26 (+45% vs. Q1 25, +85% vs. Q4 25), mainly driven by the strong performance of TGS and Transener and, to a lesser extent, by lower contingency provisions following the expiration of OCP Ecuador’s concession.

At TGS, the EBITDA adjusted for our stake was US$60 million in Q1 26, +31% vs. Q1 25, mainly explained by higher processed volumes of NGLs, resulting from the recovery of the March 2025 extraordinary climate event in Cerri, together with a stronger contribution from the midstream business following the commissioning of the gas conditioning plant and higher take-or-pay sales. The regulated segment also showed a solid performance in US$ terms, supported by an accumulated 8%  tariff increase in Q1 26, in line with inflation (9%) and benefiting from the softer AR$ devaluation.

At Transener, the EBITDA adjusted for our stake reached US$23 million vs. US$13 million in Q1 25, driven by a 7% accumulated tariff increase, although slightly below inflation (9%), it translated into stronger US$ results due to the softer AR$ devaluation.

Earnings Release Q1 26 ● 13

3.	Cash and financial borrowings
As of March 31, 2026, in US$ million	Cash[1]		Financial debt		Net debt
	Consolidated in FS	Ownership adjusted	Consolidated in FS	Ownership adjusted	Consolidated in FS	Ownership adjusted

Power generation	677	666	386	386	(291)	(280)
Petrochemicals	-	-	-	-	-	-
Holding and others	-	-	-	-	-	-
Oil and gas	-	-	1,494	1,494	1,494	1,494
Total under IFRS/Restricted Group	677	666	1,880	1,880	1,203	1,214

Affiliates at O/S2	401	401	382	382	(18)	(18)

Total with affiliates	1,078	1,067	2,262	2,262	1,185	1,196

Nota: Financial debt includes accrued interest. 1 It includes cash and cash equivalents and financial assets at fair value with changing results. 2 Under IFRS, the affiliates CTBSA, Transener and TGS are excluded from Pampa’s consolidated figures.

3.1	Debt transactions

As of March 31, 2026, Pampa’s financial debt under IFRS totaled US$1,880 million, in line with year-end 2025. However, net debt increased to US$1,203 million, reflecting higher disbursements for the development of Rincón de Aranda and collateral requirements linked to crude oil price hedging.

During Q1 26, Pampa canceled US$23 million in bank loans. After quarter-end, Pampa issued CB Series 27 US$-MEP for US$200 million, maturing in April 2029, with a fixed annual interest rate of 5.49% payable semiannually. In addition, Pampa raised US$34 million in bank borrowings. As of March 31, 2026, 97% of total gross debt was issued in the capital markets, with the remaining 3% in bank financing. Details are shown below:

Type of debt	Currency	Legislation	Amount in million US$	% over total gross debt	Average rate	Average life
Loans	US$	Argentine	53	3%	5.11%	1.3
CB	US$ MEP	Argentine	84	4%	5.75%	2.5
	US$	Argentine	105	6%	7.25%	2.4
	US$-link	Argentine	79	4%	0.00%	1.7
	US$	Foreign	1,560	83%	7.86%	8.7
Total			1,881	100%	7.32%	7.6

Note: Figures in US$ correspond to the debt principal and do not include accrued interest.

The average debt maturity was 7.6 years. The chart below shows the principal maturity profile, net of repurchases, in US$ million as of the end of Q1 26:

Nota: The chart considers only Pampa’s consolidated IFRS figures and excludes affiliates TGS, Transener, and CTBSA. The cash position includes cash and cash equivalents, financial assets at fair value with changing results, and investments at amortized cost.

Earnings Release Q1 26 ● 14

Regarding our affiliates, on April 1, CTEB canceled at maturity the outstanding of its CB Series 9 for US$26 million. In addition, on April 7, 2026, it extended a bank loan for 90 days for US$15 million, at a 3.5% annual interest rate. TGS canceled net bank debt totaling US$33 million.

As of today, Pampa remains in full compliance with all debt covenants.

3.2	Summary of debt securities
Company In US$ million	Security	Maturity	Amount outstanding	Coupon
In US$-Foreign Law
Pampa	CB Series 21	2031	410	7.95%
	CB Series 23	2034	700	7.875%
	CB Series 26	2037	450	7.750%
TGS[1]	CB Series 3	2031	490	8.5%
	CB Series 4	2035	500	7.75%

In US$-Argentine Law
Pampa	CB Series 25	2028	105	7.25%

In US$-link
Pampa	CB Series 13	2027	79	0%

In US$-MEP
Pampa	CB Series 22	2028	84	5.75%
	CB Series 27[2]	2029	200	5.49%

Note: 1 Under IFRS, affiliates are not consolidated in Pampa’s FS. 2 Issued on April 1, 2026.

3.3	Credit ratings

Company	Agency	Rating
		Global	Local
Pampa	S&P	B-, bb- (stand-alone)	na
	FitchRatings	B, B+ (bond rating)	AAA (long-term)[1] A1+ (short-term)[1]
TGS	S&P	B-, b+ (stand-alone)	na
	FitchRatings	B-	na
Transener	FitchRatings	na	AA (long-term)[1]
CTEB	FitchRatings	na	AA+[1]

Note: 1 Issued by FIX SCR.

Earnings Release Q1 26 ● 15

4.	Appendix
4.1	Analysis of the quarter, by subsidiary and segment
Subsidiary In US$ million	First quarter 2026				First quarter 2025
	% Pampa	Adjusted EBITDA	Net debt	Net income[2]	% Pampa	Adjusted EBITDA	Net debt	Net income[2]

Oil & gas segment
Pampa Energía	100.0%	104	1,494	105	100.0%	41	1,166	(49)
Subtotal oil & gas		104	1,494	105		41	1,166	(49)

Power generation segment
Diamante	61.0%	2	(0)	2	61.0%	3	(0)	3
Los Nihuiles	52.0%	4	(0)	3	52.0%	(0)	(0)	(0)
VAR	100.0%	7	(0)	8	100.0%	4	(0)	3

CTBSA		28	120	25		28	176	21
Non-controlling stake adjustment		(14)	(60)	(12)		(14)	(88)	(10)
Subtotal CTBSA adjusted by ownership	50.0%	14	60	12	50.0%	14	88	10

Pampa stand-alone, other companies, & adj.[1]	100.0%	117	(291)	62	100%	109	(590)	108
Subtotal power generation		144	(231)	88		130	(502)	124

Petrochemicals segment
Pampa Energía	100.0%	(0)	-	(8)	100.0%	(4)	-	42
Subtotal petrochemicals		(0)	-	(8)		(4)	-	42

Holding, transport & others segment
Transener		86	(125)	46		48	(120)	28
Non-controlling stake adjustment		(63)	92	(34)		(36)	89	(21)
Subtotal Transener adjusted by ownership	26.3%	23	(33)	12	26.3%	13	(32)	8

TGS		222	(170)	116		179	(340)	100
Non-controlling stake adjustment		(162)	124	(86)		(133)	253	(74)
Subtotal TGS adjusted by ownership	26.9%	60	(46)	30	25.5%	46	(87)	25

Pampa stand-alone, other companies, & adj.[1]	100.0%	(5)	-	(13)	100%	(5)	(0)	3
Subtotal holding & others		77	(79)	29		53	(118)	36

Deletions	100%	-	18	-	100%	-	31	-

Total consolidated		325	1,203	214		220	576	153
At our share ownership		322	1,196	214		219	554	153

Note: 1 The deletion corresponds to other companies or inter-companies. 2 Attributable to the Company’s shareholders.

Earnings Release Q1 26 ● 16

4.2	Consolidated balance sheet
In US$ million	As of 03.31.2026	As of 12.31.2025
ASSETS
Property, plant and equipment	3,384	3,303
Intangible assets	88	89
Right-of-use assets	30	36
Deferred tax asset	293	43
Investments in associates and joint ventures	1,261	1,059
Financial assets at fair value through profit and loss	33	33
Trade and other receivables	66	43
Total non-current assets	5,155	4,606

Inventories	238	231
Financial assets at fair value through profit and loss	441	366
Derivatives	-	52
Trade and other receivables	947	614
Cash and cash equivalents	236	725
Total current assets	1,862	1,988

Total assets	7,017	6,594

EQUITY
Share capital	36	36
Share capital adjustment	191	191
Share premium	517	516
Treasury shares adjustment	1	1
Treasury shares cost	(54)	(54)
Legal reserve	44	44
Voluntary reserve	2,399	2,399
Other reserves	(13)	(12)
Other comprehensive income	18	124
Retained earnings	639	351
Equity attributable to owners of the company	3,778	3,596

Non-controlling interest	11	9

Total equity	3,789	3,605

LIABILITIES
Provisions	73	100
Income tax and minimum notional income tax provision	26	26
Tax liabilities	220	212
Deferred tax liability	46	56
Defined benefit plans	29	26
Borrowings	1,841	1,844
Trade and other payables	81	86
Total non-current liabilities	2,316	2,350

Provisions	14	13
Income tax liability	197	83
Tax liabilities	69	56
Defined benefit plans	7	6
Salaries and social security payable	24	36
Derivatives	181	-
Borrowings	39	48
Trade and other payables	381	397
Total current liabilities	912	639

Total liabilities	3,228	2,989

Total liabilities and equity	7,017	6,594

Earnings Release Q1 26 ● 17

4.3	Consolidated income statement
In US$ million	First quarter
	2026	2025
Sales revenue	573	414
Domestic sales	451	352
Foreign market sales	122	62
Cost of sales	(380)	(285)

Gross profit	193	129

Selling expenses	(26)	(21)
Administrative expenses	(44)	(43)
Other operating income	9	32
Other operating expenses	(19)	(22)
Impairment of financial assets	(1)	-
Impairment of inventories	(1)	-
Results for part. in joint businesses & associates	67	46

Operating income	178	121

Financial income	4	33
Financial costs	(39)	(41)
Other financial results	7	37
Financial results, net	(28)	29

Profit before tax	150	150

Income tax	66	4

Net income for the period	216	154
Attributable to the owners of the Company	214	153
Attributable to the non-controlling interest	2	1

Net income per share to shareholders	0.2	0.1
Net income per ADR to shareholders	3.9	2.8

Average outstanding common shares[1]	1,360	1,360
Outstanding shares by the end of period[1]	1,360	1,360

Note: 1 Includes shares allocated to the employee compensation plan, which amounted to 3.9 million and 3.6 million shares as of March 31, 2025, and 2026, respectively. Treasury shares are deducted from shares outstanding only if they are held as common shares.

Earnings Release Q1 26 ● 18

4.4	Consolidated cash flow statement
In US$ million	First quarter
	2026	2025
OPERATING ACTIVITIES
Profit of the period	216	154
Adjustments to reconcile net profit to cash flows from operating activities	34	3
Changes in operating assets and liabilities	(483)	(67)
Increase in trade receivables and other receivables	(472)	(112)
Increase in inventories	(8)	(23)
Increase in trade and other payables	24	79
Decrease in salaries and social security payables	(14)	(13)
Defined benefit plans payments	(1)	(1)
(Decrease) increase in tax liabilities	(7)	5
Decrease in provisions	(1)	(2)
Payments for derivative financial instruments, net	(4)	-

Net cash generated by (used in) operating activities	(233)	90

INVESTING ACTIVITIES
Payment for property, plant and equipment acquisitions	(265)	(162)
Collection for sales of public securities and shares, net	87	151
Suscription of mutual funds, net	(9)	-
Capital integration in companies	(16)	(31)
Payment for right-of-use	-	(1)

Net cash used in investing activities	(203)	(43)

FINANCING ACTIVITIES
Proceeds from borrowings	-	45
Payment of borrowings	(23)	(70)
Payment of borrowings interests	(22)	(38)
Repurchase and redemption of corporate bonds	(2)	(360)
Payment of leases	(6)	(1)

Net cash used in financing activities	(53)	(424)

Decrease in cash and cash equivalents	(489)	(377)

Cash and cash equivalents at the beginning of the period	725	738
Decrease in cash and cash equivalents	(489)	(377)

Cash and cash equivalents at the end of the period	236	361

Earnings Release Q1 26 ● 19

4.5	Power generation’s main operational KPIs by plant
Power generation's key performance indicators	Wind					Hydroelectric			Subtotal hydro +wind	Thermal										Total
	PEPE2	PEPE3	PEPE4	PEA	PEPE6	HINISA	HIDISA	HPPL		CTLL	CTG	CTP	CPB	CTPP	CTIW	CTGEBA	Eco- Energía	CTEB[1]	Subtotal thermal
Installed capacity (MW)	53	53	81	100	140	265	388	285	1,365	780	361	30	620	100	100	1,254	14	848	4,107	5,472
Contracted capacity (MW)	53	53	81	100	140	33	-	-	460	187	251	2	-	100	100	397	-	279	1,315	1,775
Market share	0.1%	0.1%	0.2%	0.2%	0.3%	0.6%	0.9%	0.6%	3.1%	1.8%	0.8%	0.1%	1.4%	0.2%	0.2%	2.8%	0.03%	1.9%	9.2%	12%

First quarter
Net generation Q1 26 (GWh)	49	58	84	107	141	74	140	102	755	1,084	53	22	372	38	70	2,253	17	1,074	4,983	5,738
Market share	0.1%	0.2%	0.2%	0.3%	0.4%	0.2%	0.4%	0.3%	2.0%	2.8%	0.1%	0.1%	1.0%	0.1%	0.2%	5.9%	0.0%	2.8%	13.1%	15.1%
Sales Q1 26 (GWh)	45	58	84	107	141	74	140	102	751	1,151	55	22	372	38	70	2,278	21	1,082	5,089	5,839

Net generation Q1 25 (GWh)	51	56	86	90	135	122	202	161	903	1,148	142	14	185	54	41	2,296	13	1,156	5,048	5,951
Variation Q1 26 vs. Q1 25	-5%	+4%	-2%	+19%	+4%	-39%	-31%	-36%	-16%	-6%	-62%	+58%	+101%	-30%	+71%	-2%	+31%	-7%	-1%	-4%
Sales Q1 25 (GWh)	53	56	86	90	135	122	202	161	905	1,148	203	14	185	54	41	2,421	32	1,161	5,259	6,163

Avg. price Q1 26 (US$/MWh)	60	63	63	80	63	57	29	25	53	49	na	91	90	na	104	52	43	54	58	57
Avg. price Q1 25 (US$/MWh)	90	63	63	78	63	14	22	19	43	23	57	56	72	na	na	35	33	31	36	37
Avg. gross margin Q1 26 (US$/MWh)	41	55	55	66	54	41	19	10	41	21	81	26	33	na	77	25	12	27	28	29
Avg. gross margin Q1 25 (US$/MWh)	46	52	52	45	57	1	15	10	29	18	34	29	44	142	128	19	14	25	24	25

Note: Gross margin before amortization and depreciation. 1 Co-operated by Pampa (50% equity stake).

Earnings Release Q1 26 ● 20

4.6	Production in the main oil and gas blocks
In kboe/day at ownership	First quarter
	2026	2025	Variation
Gas
El Mangrullo	35.7	38.1	-7%
Sierra Chata	35.6	20.9	+70%
Río Neuquén	6.9	8.4	-18%
Rincón del Mangrullo[1]	0.9	1.0	-16%
Others	2.0	1.0	+109%
Total gas at working interest	81.2	69.5	+17%

Oil
Rincón de Aranda	18.2	0.9	na
El Tordillo[2]	-	1.3	-100%
Associated oil[3]	1.2	1.0	+24%
Los Blancos	0.0	0.1	-36%
Total oil at working interest	19.5	3.2	+502%

Total	100.6	72.7	+38%

Note: Production in Argentina. 1 It does not include shale formation. 2 Pampa transferred the 35.67% stake in the concession to Crown Point Energía in October 2025, including the La Tapera–Puesto Quiroga block. 3 From gas blocks.

Earnings Release Q1 26 ● 21

5.	Glossary of terms

2029 Notes: Corporate Bonds maturing in 2029

2034 Notes: Corporate Bonds maturing in 2034

2037 Notes: Corporate Bonds maturing in 2037

ADR/ADS: American Depositary Receipt

AR$: Argentine pesos

B2B: Business-to-business

boe: Barrels of oil equivalent

BTU/MBTU: British Thermal Units/million British Thermal Units

ByMA: Bolsas y Mercados Argentinos or Buenos Aires Stock Exchange

CAMMESA: Compañía Administradora del Mercado Mayorista Eléctrico S.A. or Argentine Wholesale Electricity Market Clearing Company

CCGT: Combined cycle

CPB: Piedra Buena Thermal Power Plant

CTBSA: CT Barragán S.A.

CTEB: Ensenada Barragán Thermal Power Plant

CTG: Güemes Thermal Power Plant

CTGEBA: Genelba Thermal Power Plant

CTIW: Ingeniero White Thermal Power Plant

CTLL: Loma De La Lata Thermal Power Plant

CTP: Piquirenda Thermal Power Plant

CTPP: Parque Pilar Thermal Power Plant

DNU: Executive Order

E&P: Exploration and Production

EBITDA: Earnings before interest, tax, depreciation and amortization

EcoEnergía: EcoEnergía Co-Generation Power Plant

ENARGAS: Ente Nacional Regulador del Gas or National Gas Regulatory Entity

ENARSA: Energía Argentina S.A.

ENRE: Ente Nacional Regulador de la Electricidad or National Electricity Regulatory Entity

FS: Financial Statements

FX: Nominal exchange rate

GPM, former GPNK: Francisco Pascasio Moreno Gas Pipeline, formerly President Nestor Kirchner

GSA: Long-term gas sale agreement

GT: Gas turbine

GWh: Gigawatt-hour

HIDISA: Diamante Hydro Power Plant

HINISA: Los Nihuiles Hydro Power Plant

HPPL: Pichi Picun Leufu Hydro Power Plant

IFRS: International Financial Reporting Standards

INDEC: Instituto Nacional de Estadística y Censos or National Bureau of Statistics and Censuses kb/kboe: Thousands of barrels/thousand barrels of oil equivalent kbpd/kboepd: Thousands of barrels per day/thousand barrels of oil equivalent per day

kWh: Kilowatt-hour

m3: Cubic meter

MAT: Term power market

mboe: Million barrels of oil equivalent

mcmpd: Million cubic meters per day

MECON: Ministry of Economy

MW/MWh: Megawatt/Megawatt-hour

n.a.: Not applicable

NGL: Natural gas liquids

O/S: Share ownership

OCP Ecuador: Oleoducto de Crudos Pesados S.A.

Pampa/The Company: Pampa Energía S.A.

PEA: Arauco II Wind Farm, stages 1 and 2

PEN: The Federal Government

PEPE: Pampa Energía Wind Farm

Plan Gas: Argentine Natural Gas Production Promotion Plan (DNU No. 892/20, 730/22 and supplementary provisions)

PPA: Power purchase agreement

PPE: Property, plant and equipment

Q4 25: Fourth quarter of 2025

Q1 26/Q1 25: First quarter of 2026/First quarter of 2025

Res.: Resolution/Resolutions

RIGI: Régimen de Incentivo para Grandes Inversiones or Incentive Regime for Large Investments

SADI: Sistema Argentino de Interconexión or Argentine Interconnection System

SE: Secretariat of Energy

SESA: Southern Energy S.A.

ST: Steam turbine

TGS: Transportadora de Gas del Sur S.A.

Ton: Metric ton

TPF: Temporary processing facility

Transba: Empresa de Transporte de Energía Eléctrica por Distribución Troncal de la Provincia de Buenos Aires Transba S.A.

Transener: Compañía de Transporte de Energía Eléctrica en Alta Tensión Transener S.A.

US$: US Dollar

US$-link: A security linked to a US$ wholesale FX

US$-MEP: A security in which the settlement uses US$ in the domestic market

WEM: Wholesale electricity market

Earnings Release Q1 26 ● 22